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                                                              Exhibit 99.(A)(11)


Madison Completes Tender Offer for Units in Marriott Residence Inn II Limited Partnership


Fairway, KS, April 24 - Madison Liquidity Investors 117, LLC announced today that its $200 per Unit tender offer to purchase up to 8,341 Units of limited partnership interest, of Marriott Residence Inn II Limited Partnership expired, as scheduled, on Tuesday, April 16, 2002. Madison accepted for purchase in accordance with the terms of its Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

Approximately 1,717 Units (about 2.45% of the outstanding Units) were validly tendered and not withdrawn. Upon payment for these Units in accordance with the terms of its Offer, Madison will beneficially own approximately 10.45% of the total number of outstanding Units (including Units beneficially owned by certain of Madison's co-bidders prior to commencement of the Offer). In accordance with the terms of the Offer, payment for Units validly tendered and not withdrawn, together with interest as provided in the Offer, is expected to be made after June 15, 2002 (the end of Marriott Residence Inn II's second fiscal quarter of
2002).

Madison Liquidity Investors 117, LLC is a joint venture between Madison Capital Management LLC ("Madison"), Haberhill LLC ("Haberhill") and other affiliates of Madison. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 117, LLC, 4210 Shawnee Mission Parkway, Suite 310A, Fairway, Kansas 66205. Telephone (800) 269-7313.